Exhibit 99.1

ARC Resources Ltd. reports record third quarter production and strong financial results

CALGARY, Nov. 5, 2014 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its third quarter 2014 operating and financial results.  Third quarter production averaged a record 115,530 boe per day and funds from operations were $284.2 million ($0.89 per share).  ARC's unaudited Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for three and nine months ended September 30, 2014 and 2013, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	284.2	220.4	872.3	624.0
Per share (2)	0.89	0.71	2.76	2.01
Net income	90.3	86.9	267.1	227.1
Per share (2)	0.28	0.28	0.84	0.73
Operating income (3)	90.6	73.3	325.7	174.9
Per share (2)	0.29	0.23	1.03	0.56
Dividends	95.2	93.7	284.5	280.0
Per share (2)	0.30	0.30	0.90	0.90
Capital expenditures, before land and net property acquisitions (dispositions)	218.2	250.3	696.3	652.2
Total Capital expenditures, including land and net property acquisitions (dispositions)	272.3	218.2	777.2	596.7
Net debt outstanding (4)	1,152.8	936.5	1,152.8	936.5
Shares outstanding, weighted average diluted	317.8	312.5	316.6	311.2
Shares outstanding, end of period	317.8	312.8	317.8	312.8
OPERATING
Production
Crude oil (bbl/d)	35,871	31,438	36,216	31,855
Condensate (bbl/d)	3,862	2,235	3,741	2,140
Natural gas (mmcf/d)	424.5	348.9	397.3	346.1
NGLs (bbl/d)	5,056	2,687	4,331	2,792
Total (boe/d) (5)	115,530	94,515	110,501	94,471
Average realized prices, prior to hedging
Crude oil ($/bbl)	93.34	101.43	96.96	91.18
Condensate ($/bbl)	95.55	96.70	99.96	96.33
Natural gas ($/mcf)	4.46	2.94	4.98	3.39
NGLs ($/bbl)	39.61	36.80	42.13	34.45
Oil equivalent ($/boe) (5)	50.28	47.94	54.74	46.38
Operating Netback ($/boe)
Commodity and other sales	50.36	48.00	54.82	46.50
Transportation expenses	(2.44)	(1.58)	(2.13)	(1.67)
Royalties	(7.05)	(6.41)	(7.80)	(6.34)
Operating expenses	(8.91)	(10.46)	(9.00)	(9.82)
Netback before hedging	31.96	29.55	35.89	28.67
Realized hedging gain (loss) (6)	(0.56)	0.64	(1.71)	0.44
Netback after hedging	31.40	30.19	34.18	29.11
TRADING STATISTICS (7)
High price	32.60	28.65	33.68	28.90
Low price	28.54	24.71	27.52	23.12
Close price	29.55	26.27	29.55	26.27
Average daily volume (thousands)	1,205	1,004	1,163	1,075

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the three and nine months ended September 30, 2014 and 2013.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Operating income does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the three and nine months ended September 30, 2014 and 2013.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three and nine months ended September 30, 2014 and 2013.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Includes realized cash gains and losses on risk management contracts. In the first through third quarters of 2013, realized gains on foreign exchange contracts were not included in the netback calculation as they related solely to debt.
(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"Our team executed another strong quarter, achieving production of 115,530 boe per day and funds from operations of $284.2 million ($0.89 per share).  Notably, we have grown our high value crude oil and liquids production 23 per cent since the third quarter of 2013 and have recently reported excellent results at Tower with new oil wells coming on production at record rates during the quarter.  The strong results illustrate how our development strategy is delivering strong returns and creating shareholder value over the long-term" said Myron Stadnyk, President and CEO.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC achieved record third quarter production of 115,530 boe per day, 22 per cent higher than the third quarter of 2013 and five per cent higher than the second quarter of 2014. Year-to-date production of 110,501 boe per day was 17 per cent higher than 2013. New wells at Parkland/Tower and Sunrise, as well as continued strong production at Ante Creek were the primary drivers of higher third quarter and year-to-date 2014 production. ARC expects 2014 annual average production to be within the original guidance range of 110,000 to 114,000 boe per day, a significant achievement given the divest of 2,400 boe per day of production in the second quarter of 2014.
•	ARC's third quarter 2014 daily production per thousand shares increased 20 per cent to 0.36 boe per day relative to the third quarter of 2013.
•	ARC's third quarter oil and liquids production of 44,789 barrels per day was 23 per cent higher than the third quarter of 2013 and year-to-date liquids production was a record 44,288 barrels per day, 20 per cent higher than 2013. Higher liquids production was attributed to new wells coming on-stream including oil wells at Tower, liquids-rich gas wells at Parkland, and continued strong production at Ante Creek.
•	Preparation for construction of the new 60 mmcf per day Sunrise gas processing facility began late in the third quarter. Initial engineering, design, procurement and field studies have commenced and construction will ramp up in the fourth quarter of 2014. ARC plans to commission the new facility in the fourth quarter of 2015 and expects to fill the facility by year-end 2015.
•	Third quarter and year-to-date 2014 commodity sales revenue of $535.2 million and $1.7 billion was up 28 per cent and 38 per cent, respectively, relative to comparable periods of 2013. Increased production and higher natural gas prices in the third quarter and year-to date period of 2014 were the key drivers of higher revenue. While year-to-date crude oil prices were higher relative to 2013, a slight decline in third quarter crude oil prices offset a portion of the third quarter revenue gains.
•	Third quarter funds from operations were $284.2 million ($0.89 per share), up 29 per cent from the third quarter of 2013. Year-to-date funds from operations of $872.3 million ($2.76 per share) were up 40 per cent from 2013. The increase in third quarter and year-to-date 2014 funds from operations was due to higher production and natural gas prices in 2014 and higher average crude oil prices for the year-to-date period.
•	Third quarter operating income of $90.6 million ($0.29 per share) increased 23 per cent from the third quarter of 2013 and year-to-date operating income of $325.7 million ($1.03 per share) increased 86 per cent relative to 2013 levels due to higher production and higher crude oil and natural gas prices in 2014.
•	Third quarter and year-to-date 2014 capital expenditures totaled $218.2 million and $696.3 million, respectively. ARC's capital program focused primarily on oil and liquids-rich opportunities at Parkland/Tower, Ante Creek, Pembina, and southeast Saskatchewan along with spending on natural gas development at Dawson and Sunrise. ARC drilled 56 gross operated wells in the third quarter of 2014 (48 oil wells, three liquids-rich natural gas wells and five natural gas wells) and 153 gross operated wells (109 oil wells, 19 liquids-rich natural gas wells and 25 natural gas wells) in the first nine months of 2014.
•	During the third quarter, ARC closed a private placement of US$150 million of long-term debt in the form of senior unsecured notes under its Master Shelf Agreement, and concurrently up-sized and extended the Master Shelf Agreement. Additional details can be found in the September 23, 2014 news release titled "ARC Resources Ltd. Announces US$150 Million of Private Placement Notes" filed on SEDAR at www.sedar.com.
•	ARC closed the quarter with a strong balance sheet including total credit facilities of $2.1 billion and debt of $988.3 million drawn. The expansion of the Master Shelf Agreement from US$225 million to US$350 million increased ARC's total credit capacity from $2 billion to $2.1 billion. At September 30, 2014, ARC had available credit of $1 billion after a working capital deficit. Net debt to 2014 annualized funds from operations ratio was 1.0 times and net debt was approximately 11 per cent of ARC's total capitalization at the end of the third quarter; both metrics are well within ARC's target levels.
•	ARC's Board of Directors approved an $875 million capital program for 2015 which is expected to deliver 10 per cent annual production growth in 2015. Additional details can be found in the November 5, 2014 news release titled "ARC Resources Ltd. Announces an $875 million Capital Program for 2015 and Sets the Stage for Continued Profitable Growth Beyond 2015" filed on SEDAR at www.sedar.com.

ECONOMIC ENVIRONMENT

ARC's 2014 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Nine Months Ended
	September 30			September 30
	2014	2013	% Change	2014	2013	% Change
Brent (US$/bbl)	103.46	109.65	(6)	106.99	108.49	(1)
WTI oil (US$/bbl)	97.25	105.81	(8)	99.62	98.20	1
Edmonton Par (Cdn$/bbl)	97.20	105.01	(7)	100.81	95.36	6
Henry Hub NYMEX (US$/mmbtu) (2)	4.06	3.58	13	4.54	3.67	24
AECO natural gas (Cdn$/mcf)	4.22	2.82	50	4.55	3.16	44
Cdn$/US$ exchange rate	1.09	1.04	5	1.09	1.02	7

(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in the MD&A for the three and nine months ended September 30, 2014 and 2013. Prices and exchange rates presented above represent averages for the respective periods.
(2)	NYMEX Henry Hub "Last Day" Settlement.

North American crude oil prices were higher on average in the first nine months of 2014 relative to 2013; however, oil prices decreased during the third quarter of 2014 relative to the second quarter of 2014 mainly due to growing global supply and a reduction in forecast global demand growth. ARC's realized price on crude oil is primarily referenced to Edmonton Par, which averaged $97.20 per barrel in the third quarter of 2014 and $100.81 per barrel for the first nine months of 2014, seven per cent lower and six per cent higher than the comparable periods of 2013, respectively. Subsequent to the third quarter, Brent and WTI crude oil prices decreased further in response to increasing crude oil supply and lower forecast global crude oil demand growth.

North American natural gas prices were significantly higher in the first nine months of 2014 relative to the same period in 2013. However, natural gas prices declined during the third quarter of 2014 relative to the second quarter of 2014 as inventory levels increased from a record low in the first few months of the year. Although the increase in natural gas inventories contributed to a softening of prices, inventory levels in western Canada were still at seasonal multi-year record lows throughout the third quarter, supporting strong domestic natural gas prices. While ARC's diversified sales portfolio provides price exposure to a variety of markets, ARC's realized price on natural gas is primarily referenced to the AECO Hub, which averaged $4.22 per mcf in the third quarter of 2014 and $4.55 per mcf for the first nine months of 2014, 50 per cent and 44 per cent higher than the comparable periods of 2013, respectively.

Movement in the Cdn$/US$ exchange rate impacts ARC's results of operations, as North American crude oil and natural gas benchmark prices are denominated in US dollars. The strengthening of the US dollar relative to the Canadian dollar over the past 18 months has had a positive impact on the revenues received by western Canadian producers and has somewhat offset the decline in crude oil and natural gas prices during the third quarter of 2014. Movement in the Cdn$/US$ exchange rate also impacts the value of ARC's long-term debt given that approximately 95 per cent of ARC's total debt outstanding is denominated in US dollars.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks and protect its strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's third quarter and year-to-date 2014 funds from operations of $284.2 million ($0.89 per share) and $872.3 million ($2.76 per boe) were up 29 per cent and 40 per cent, respectively, relative to comparable periods of 2013.  Higher funds from operations were largely attributed to higher production and higher natural gas prices in the third quarter and first nine months of 2014.  Stronger year-to-date crude oil prices contributed to higher funds from operations in the first nine months while third quarter funds from operations was reduced as a result of lower realized crude oil prices in the period.  Higher royalties, transportation costs, operating costs, interest expense, current income taxes and hedging losses partially offset the gains from higher production and commodity prices in the third quarter and first nine months of 2014.  Higher costs were generally attributed to higher production levels and higher realized commodity prices.

The following table details the change in funds from operations for 2014 relative to 2013.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations - 2013 (1)	220.4	0.71	624.0	2.01
Volume variance
Crude oil and liquids	74.9	0.24	179.1	0.58
Natural gas	20.5	0.06	47.4	0.15
Price variance
Crude oil and liquids	(36.6)	(0.12)	55.3	0.18
Natural gas	59.0	0.19	172.5	0.54
Realized gain or loss on risk management contracts	(12.2)	(0.04)	(60.7)	(0.18)
Unrealized gain or loss on risk management contracts related to current production periods (3)	(1.7)	(0.01)	(5.0)	(0.02)
Royalties	(19.1)	(0.06)	(71.7)	(0.23)
Expenses
Transportation	(12.1)	(0.04)	(21.1)	(0.07)
Operating	(3.8)	(0.01)	(18.2)	(0.06)
General and administrative ("G&A")	2.4	0.01	15.2	0.05
Interest	(0.6)	—	(3.2)	(0.01)
Current tax	(7.0)	(0.02)	(41.3)	(0.13)
Realized gain or loss on foreign exchange	0.1	—	—	—
Diluted shares	—	(0.02)	—	(0.05)
Funds from operations - 2014 (1)	284.2	0.89	872.3	2.76

(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three and nine months ended September 30, 2014 and 2013. Also refer to the "Funds from Operations" section in the MD&A for the three and nine months ended September 30, 2014 and 2013 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	Per share amounts are based on weighted average shares, diluted.
(3)	ARC enters into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of gains or losses associated with these contracts that relate to production periods for the three and nine months ended September 30 has been applied to either increase or reduce funds from operations and operating income in order to more appropriately reflect the funds from operations and operating income generated during the period after any effect of contracts used for economic hedging.

Operating Netbacks

ARC's third quarter and year-to-date 2014 operating netbacks, before hedging, of $31.96 per boe and $35.89 per boe were eight per cent and 25 per cent higher than comparable periods of 2013, respectively.  After hedging, ARC's third quarter and year-to-date 2014 netbacks were $31.40 per boe and $34.18 per boe, respectively, four per cent and 17 per cent higher than comparable periods of 2013.  The increase was primarily due to significantly higher natural gas prices in 2014 along with higher average crude oil prices in the first nine months of 2014, partially offset by hedging losses.

ARC's third quarter total corporate royalty rate of 14 per cent ($7.05 per boe) increased from 13.4 per cent ($6.41 per boe) in the third quarter of 2013 due primarily to higher natural gas prices in 2014.  ARC's year-to-date 2014 total corporate royalty rate of 14.2 per cent ($7.80 per boe) increased from 13.6 per cent ($6.34 per boe) in 2013 due to higher crude oil and natural gas prices in 2014.

Third quarter and year-to-date 2014 operating expenses of $8.91 per boe and $9.00 per boe, respectively, were 15 per cent and eight per cent lower than comparable periods of 2013.  Lower per boe operating expenses were attributed to higher production, the addition of new production at lower relative operating costs, and lower average electricity costs in 2014 relative to 2013.

Transportation costs of $2.44 per boe and $2.13 per boe in the third quarter and first nine months of 2014 were up 54 per cent and 28 per cent, respectively, compared to 2013. Higher transportation costs in 2014 were primarily due to ARC taking control of transportation arrangements for a larger portion of production in order to most effectively move its production to market  which generally this results in additional transportation costs, but in most cases is offset by higher revenue received for its products.  Higher transportation costs were also attributed to additional trucking costs associated with increased oil and condensate production at Parkland/Tower.

Risk Management

ARC has hedge contracts in place to protect prices on crude oil volumes through 2014 and into 2015 and natural gas volumes through 2019 at prices that support ARC's business plan.

Approximately 45 per cent of forecast crude oil and condensate production is currently hedged for the remainder of 2014 at an average floor/ceiling price of approximately US$90/US$100 per barrel.  ARC also has "Sold Floors" on 5,000 barrels per day at an average price of US$70 per barrel for the remainder of 2014 which limit the downside protection and reduce ARC's overall hedging transaction costs.  ARC currently has 6,000 barrels per day of first half 2015 crude oil production hedged at an average floor/ceiling price of approximately US$90/US$101 per barrel and "Sold Floors" on 4,000 barrels per day at an average price of US$65 per barrel for the first half of 2015.

Approximately 60 per cent of forecast natural gas production is currently hedged for the remainder of 2014 at an average floor/ceiling price of US$4.03/US$4.17 per mmbtu.  Additional natural gas production is hedged in 2015 through 2019 at floor prices of approximately US$4.00 per mmbtu with upside participation up to US$4.54 to US$5.00 per mmbtu, which will support long-term development economics for ARC's significant natural gas resource base.  ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes for the remainder of 2014 through 2019.

ARC has an active foreign exchange hedging program to manage the exposure to movements in the Cdn$/US$ exchange rates in relation to US dollar denominated crude oil and natural gas prices.

ARC will continue take positions in natural gas, crude oil and/or foreign exchange rates to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts, see Note 8 "Financial Instruments and Market Risk Management" in the unaudited Condensed Interim Consolidated Financial Statements for the periods ended September 30, 2014 and 2013.

Hedge Positions Summary (1)
As at November 5, 2014	Remainder of 2014		2015		2016 - 2017		2018		2019
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	100.00	18,000	100.83	2,975	—	—	—	—	—	—
Floor	90.00	18,000	90.00	2,975	—	—	—	—	—	—
Sold Floor	70.00	5,000	65.00	1,984	—	—	—	—	—	—
Crude Oil - MSW (Differential to WTI) (3)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(5.66)	2,663	—	—	—	—	—	—	—	—
Natural Gas (4)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	4.17	240,000	4.54	215,000	4.81	145,000	4.92	90,000	5.00	40,000
Floor	4.03	240,000	3.94	215,000	4.00	145,000	4.00	90,000	4.00	40,000
Natural Gas - AECO Basis (5)	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day
Swap (percentage of NYMEX)	89.8	190,000	90.3	135,041	90.5	130,000	88.9	50,000	90.8	9,918
Foreign Exchange	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total
Ceiling	1.0743	264,000	1.0725	48,000	—	—	—	—	—	—
Floor	1.0430	264,000	1.0463	48,000	—	—	—	—	—	—

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 "Financial Instruments and Market Risk Management" in the financial statements for the three and nine months ended September 30, 2014.
(2)	The crude oil prices in this table are referenced to WTI. For 2014, all floor positions settle against the monthly average WTI price. Positions establishing the "ceiling" have been sold against the monthly average WTI price.
(3)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.
(4)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.
(5)	ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

OPERATIONAL REVIEW

ARC had an active third quarter, spending $218.2 million on capital activities, before land and net acquisitions, and drilling 56 gross operated wells (48 oil wells, three liquids-rich gas wells and five natural gas wells).  ARC spent $696.3 million before land and net acquisitions during the first nine months of 2014, and drilled 153 gross operated wells (109 oil wells, 19 liquids-rich gas wells and 25 natural gas wells).  ARC's capital program focused on high rate of return oil and liquids development at Parkland/Tower, Ante Creek, Pembina and southeast Saskatchewan, and low cost, high rate of return natural gas development at Dawson and Sunrise.

ARC achieved record production of 115,530 boe per day, 22 per cent higher than the third quarter of 2013 and five per cent higher than the second quarter of 2014. Higher production was the result of new wells at Parkland/Tower coming on-stream as we continued to fill the new gas processing and liquids handling facility completed in late 2013, and new wells brought on production at Sunrise through a third party facility.

Record crude oil and liquids production of 44,789 barrels per day (39 per cent of total production) was 23 per cent higher than the third quarter of 2013. Higher crude oil and liquids production was due to significant growth at both Ante Creek and Parkland/Tower since the third quarter of 2013 as new production was brought on-stream to fill new facilities.  Crude oil and liquids production has increased approximately 40 per cent since 2010 due to a deliberate focus on high value oil and liquids-rich natural gas development which started in 2011.

While third quarter production was impacted by certain downtime attributed to maintenance, turnaround and operational activities, there were offsetting production "gains" in the quarter with Dawson and Tower both delivering strong production. Proactive pipeline integrity maintenance at Redwater, which started in the second quarter and continued into the third quarter, resulted in approximately 1,200 boe per day of oil production being shut-in for approximately five weeks (500 boe per day third quarter impact).   Third quarter production at Sunrise was reduced by approximately eight mmcf per day (1,500 boe per day) as a result of production being shut in for safety reasons during the third quarter while ARC was fracture stimulating the 11 wells on the offsetting 8-24 pad at Sunrise.

ARC continues to optimize its asset base; growing its presence in key areas through land purchases and "tuck-in" acquisitions and divesting of non-core assets.  During the first nine months of 2014, ARC added approximately 70 net sections of lands, primarily in the Montney region of BC and Alberta, and divested 2,400 boe per day of non-core shallow gas assets in April 2014.

Parkland/Tower

ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern BC.  ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.

ARC commissioned the new Parkland/Tower gas processing and liquids handling facility late in 2013, which has a design capacity of approximately 60 mmcf per day of natural gas and 8,000 barrels per day of liquids (5,000 barrels per day of oil and 3,000 barrels per day of NGLs).  During the first nine months of 2014, ARC systematically brought new wells on production through the new facility.  Throughput at the facility reached capacity on an intermittent basis during the third quarter as new wells were brought on-stream.  Recently, with the excellent results at Tower, ARC has focused on maximizing liquids throughput at the new facility.

During the first nine months of 2014, ARC spent $182 million on capital activities at Parkland/Tower.  At Parkland, ARC drilled two gross operated liquids-rich natural gas wells in the third quarter, bringing the total to 17 gross operated liquids-rich gas wells drilled in the first nine months of 2014.  At Tower, ARC drilled nine gross operated oil wells during the first nine months of 2014.  Parkland/Tower production averaged 25,100 boe per day in the third quarter of 2014 (35 per cent crude oil and liquids and 65 per cent natural gas), a 145 per cent increase from the third quarter of 2013 and 22 per cent higher than the second quarter of 2014. Increased production is the result of new wells producing through the new facility.

Results to date at Tower have been exceptional.  A total of 36 wells are currently on production at Tower.  During the third quarter, ARC brought on-stream the 8-15 pad (5 well pad expansion) and the 5-14 pad (4 well pad expansion).  Six of the nine wells on the 8-15 and 5-14 pads have been on production for greater than 60 days.  Production results have been strong with 60 day average production rates for the individual wells ranging from 600 to 1,100 boe per day comprised of 400 to 900 barrels per day of oil production and one to two mmcf per day of natural gas.  Total cumulative oil production from all nine wells exceeded 380,000 barrels of oil based on individual wells on-production for a range of 36 to 84 days. Production results to date from seven of the nine wells on the 8-15 and 5-14 pads exceed the best results from the 12-16 pad, which came on-stream in the second quarter of 2014. Strong well performance at the 5-14 and 8-15 pads is attributed to a new completion technique involving the application of a slickwater frac with tighter inter-frac spacing and more sand tonnage per well, previous Tower wells were completed with a hybrid slickwater frac.

ARC expects Parkland/Tower fourth quarter 2014 production to increase due to strong results from the new Tower oil wells.

Sunrise

At Sunrise, a natural gas Montney play in northeastern BC, ARC has a land position of 32 net sections. The Sunrise property has a significant natural gas resource base, low capital and operating costs, and potential for multilayer development, resulting in high rates of return even at relatively low natural gas prices. ARC has been piloting production at Sunrise since the third quarter of 2011 through third party facilities, and is currently producing from four layers of the Montney.

Third quarter 2014 Sunrise production was approximately 47 mmcf per day of natural gas production, up 75 per cent relative to the third quarter of 2013 and 34 per cent higher than the second quarter of 2014 due to new wells brought on-stream.  ARC finished drilling and started completions on the 8-24 pad (11 wells).  Some Sunrise production was shut-in for a period during the third quarter while completions work was carried out on the 8-24 pad, resulting in an eight mmcf per day (1,500 boe per day) reduction in third quarter production. Certain production remained shut-in at the beginning of the fourth quarter as completion operations continued and will be brought back on-stream over time.

During the first nine months of 2014, ARC spent $106 million on capital activities at Sunrise and drilled 15 gross operated horizontal natural gas wells including four wells drilled into an additional layer of the upper Montney.  Production from the four wells drilled into the additional layer of the upper Montney remained strong with restricted production rates of just over six mmcf per well per day of natural gas over a period of three months on production.

ARC is proceeding with the construction of an ARC operated 60 mmcf per day gas processing facility, scheduled to be on-stream by late 2015.  Preparation for construction commenced at the site with earthwork beginning late in the third quarter.  Initial engineering, design, procurement and field studies for the new facility are also underway. The 2014 capital program includes pre-spending for long-lead equipment and supplies in relation to the new gas processing facility construction.  ARC expects to drill additional wells over the course of 2015 to fill the new facility to capacity by year-end 2015.

ARC expects Sunrise production to increase to 60 mmcf per day by the end of 2014, averaging approximately 35 mmcf per day in 2014; representing a greater than 90 per cent year-over-year increase in production. Production will increase to 120 mmcf per day when the new ARC operated facility is completed and filled to capacity.

Dawson

ARC's Dawson Montney play is the foundation of ARC's profitable low cost natural gas business. Dawson production averaged 162 mmcf per day of natural gas and 900 barrels per day of condensate and liquids during the third quarter of 2014.  Dawson continues to perform well, delivering robust economics and significant cash flow at current natural gas prices due to exceptional well results, excellent capital efficiencies and low operating costs.  ARC spent $62 million on capital activities at Dawson during the first nine months of 2014 to drill 10 gross operated natural gas wells and perform certain optimization and maintenance activities.

ARC plans to drill and test two wells into the Lower Montney to assess the potential for higher liquids content in the fourth quarter of 2014.  ARC also plans to drill three vertical service wells (one acid gas injection well, one water injection well and one water source well) in the winter of 2014/2015 in anticipation of a future facility expansion at Dawson.  ARC will spud the first Lower Montney well in the fourth quarter of 2014 and plans to have both Lower Montney wells drilled and completed by the second quarter of 2015.   ARC expects Dawson production to remain stable at current maximum facility capacity levels through 2014 and into 2015.

Ante Creek

ARC has a land position of 350 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential. Third quarter 2014 Ante Creek production averaged 17,800 boe per day (approximately 52 per cent oil and liquids), 56 per cent higher than the third quarter of 2013 attributed to strong well results as new wells were brought on-stream to fill new facilities, which were commissioned in February 2012 and filled over the course of 2012/2013.

During the first nine months of 2014, ARC spent $125 million on capital activities at Ante Creek.  ARC drilled ten gross operated oil wells in the third quarter of 2014 and 28 gross operated oil wells in the first nine months of 2014.

ARC plans to drill additional Montney oil wells and continue to delineate this large, prospective land base in the fourth quarter of 2014.  ARC expects 2014 production to average in excess of 17,000 boe per day (approximately 50 per cent crude oil and liquids), representing an estimated 35 per cent increase relative to 2013 average production.  ARC continues to assess infrastructure requirements in conjunction with future development plans for Ante Creek.  Additional facilities will be required for ARC to increase production much beyond current levels.

Pembina

ARC's Pembina Cardium assets continue to deliver strong well performance, resulting in third quarter 2014 production of approximately 11,000 boe per day (82 per cent light oil and liquids). Third quarter 2014 Pembina production was down eight per cent relative to 2013 due to the divestment of approximately 1,600 boe per day (approximately 78 per cent natural gas) of non-core assets during the third quarter of 2013.  ARC spent $90 million on capital activities at Pembina during the first nine months of 2014 and drilled 33 gross operated Cardium horizontal oil wells (15 gross operated horizontal Cardium oil wells during the third quarter of 2014).

ARC continued with testing of two horizontal water injection pilot projects at Pembina. Results to date from the pilot projects indicate that the waterflood management is contributing incremental oil to more than offset base declines at producing wells in the area.

ARC expects 2014 annual average production to be approximately 11,500 boe per day. ARC's deliberate, paced development program at Pembina is aimed at managing production declines in this area, while generating significant free cash flow. ARC will continue with extensive work on waterflood management at Pembina in 2014 to optimize reservoir recoveries.

Attachie

At Attachie, a liquids-rich natural gas Montney play located in northeast BC, ARC has a land position of 143 net sections. To-date, ARC has drilled and tested four horizontal pilot wells, two horizontal wells on the western portion of the lands and two wells on the eastern portion of the lands.

Third quarter production was down at Attachie due to plant maintenance and liquids handling issues at a third party facility.  Production from the two pilot wells on the western portion of the lands averaged 4.2 mmcf per day of natural gas, 400 barrels per day of condensate and 115 barrels per day of NGLs over seven months on production to date.  ARC has restricted production rates on the wells while monitoring performance during the initial production period.  ARC will evaluate production from the wells on the western portion of the Attachie lands for an extended period to determine the potential for future commercial development at Attachie.

Septimus

At Septimus, a Montney natural gas play located in northeast BC, ARC has a land position of 22 net sections. ARC commenced pilot production from one well through a third party facility in the second quarter of 2014.  Production from the A13-11 well has been restricted at a facility constrained rate of five mmcf per day of natural gas and 30 barrels per day of liquids since commencing production in mid-April 2014. ARC will evaluate pilot production for an extended period to determine the potential for future commercial development at Septimus.

Southeast Saskatchewan and Manitoba

Third quarter production in this region averaged approximately 10,300 boe per day of light oil, down eight per cent from the third quarter of 2013 due to wet weather conditions at Goodlands in Manitoba which caused delays in execution of the 2014 capital program and a resultant delay in bringing new production on-stream.  ARC spent $72 million on capital activities in this region in the first nine months of 2014, drilling 21 gross operated oil wells in the third quarter of 2014 and 36 gross operated oil wells during the first nine months of 2014.

ARC expects annual average production to be approximately 11,000 boe per day in 2014. This region contributes high quality, high netback crude oil and generates significant cash flow to fund development opportunities throughout ARC's asset base.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the third quarter of 2014.  The Board of Directors has confirmed a dividend of $0.10 per share for October 2014, payable on November 17, 2014, and has conditionally declared a monthly dividend of $0.10 per share for November 2014 through January 2015 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
October 29, 2014	October 31, 2014	November 17, 2014	$0.10 (1)
November 26, 2014	November 28, 2014	December 15, 2014	$0.10 (2)
December 29, 2014	December 31, 2014	January 15, 2015	$0.10 (2)
January 28, 2015	January 30, 2015	February 17, 2015	$0.10 (2)

(1)	Confirmed on October 16, 2014.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the company's Stock Dividend Program ("SDP").  Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP").  Participation in the SDP or DRIP is optional.  Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP.  Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

ARC's Board of Directors approved a modification to the Dividend Reinvestment Program ("DRIP") and Stock Dividend Program ("SDP") whereby the discount applicable to common shares acquired or issued under both plans was reduced to three per cent from five per cent.  The change took effect for the September 15, 2014 dividend payment for shareholders on record as of August 31, 2014.

During the third quarter of 2014, ARC declared dividends of $95.2 million, of which $8.7 million was issued in the form of common shares under the SDP and $29.9 million was reinvested into ARC shares through the DRIP.  The DRIP and SDP are a source of funding for ARC's capital programs.

For additional details regarding the SDP and DRIP including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.  ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

ARC is well into the execution of its $975 million 2014 capital budget with a continued focus on oil and liquids-rich gas development to capitalize on the relative strength of crude oil prices and natural gas development spending in low cost, high rate of return natural gas projects.  ARC expects 2014 production to be in the range of 110,000 to 114,000 boe per day, representing significant year-over-year production growth relative to 2013 levels.  A significant portion of the 2014 year-over-year average production growth will come from Parkland/Tower, Ante Creek, and Sunrise.  ARC will pursue the most cost effective means of financing its 2014 capital program through a combination of funds from operations, DRIP and SDP, existing credit facilities, proceeds from potential equity or debt issuances, and proceeds from potential non-core property dispositions.

ARC's Board approved a 2015 capital program of $875 million focused on oil and liquids-rich gas development throughout ARC's asset base and natural gas development in low cost, high rate of return natural gas projects in the British Columbia Montney Region.  The 2015 capital budget includes spending on strategic long-term development and infrastructure projects which will set the stage for growth in 2015 and beyond.  ARC expects 2015 production to be in the range of 120,000 to 125,000 boe per day, representing approximately 10 per cent year-over-year production growth relative to estimated 2014 levels.  ARC's deliberate focus on liquids development will deliver an approximate seven per cent year-over-year increase in high value crude oil and liquids production. Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, focus on capital discipline and protect its strong financial position. For more information on the 2015 capital budget please see the November 5, 2014 news release titled "ARC Resources Ltd. Announces an $875 Million Capital Program for 2015 and Sets the Stage for Continued Profitable Growth Beyond 2015".

ARC is maintaining full year 2014 production guidance of 110,000 to 114,000 boe per day, however the guidance ranges for NGLs and condensate production have been upwardly revised to reflect actual results to date given the strong oil and liquids production results at Parkland/Tower.  ARC's full year guidance for per boe operating expenses has been revised to be more in line with actual results achieved to date in 2014.  ARC's full year 2014 guidance estimates are outlined below.

	2014 Guidance	Revised 2014 Guidance	2014 YTD	% Variance from Original Guidance
Production (2)
Oil (bbl/d)	35,000 - 37,000	35,000 - 37,000	36,216	—
Condensate (bbl/d)	3,400 - 3,700	3,500 - 3,800	3,741	1
Gas (mmcf/d)	405 - 415	405 - 415	397.3	(2)
NGLs (bbl/d)	3,800 - 4,100	4,200 - 4,500	4,331	6
Total (boe/d)	110,000 - 114,000	110,000 - 114,000	110,501	—
Expenses ($/boe)
Operating	9.20 - 9.60	9.00 - 9.40	9.00	(2)
Transportation	2.00 - 2.20	2.00 - 2.20	2.13	—
G&A (1)	2.20 - 2.40	2.20 - 2.40	1.93	(12)
Interest	1.10 - 1.20	1.10 - 1.20	1.14	—
Current income tax ($ millions) (3)	80 - 100	80 - 100	64.0	N/A
Capital expenditures before land purchases and net property dispositions ($ millions)	975	975	696.3	N/A
Land purchases and net property acquisitions ($ millions)	—	—	80.9	N/A
Weighted average shares, diluted (millions)	317	317	317	N/A

(1)	The 2014 guidance for G&A expenses per boe was based on a range of $1.45 - $1.55 prior to the recognition of any expense associated with ARC's long-term incentive plans and $0.75 - $0.85 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the nine months ended September 30, 2014 were $1.46 per boe and $0.47 per boe, respectively.
(2)	Revised 2014 production guidance does not take into account the impact of any dispositions that may occur during the remainder of the year. Actual dispositions that have closed prior to September 30, 2014 have been reflected in the revised 2014 production guidance above.
(3)	Current income tax of $64 million for the nine months ended September 30, 2014 reflects a prorated estimate of the 2014 annual cash tax obligation based on commodity prices received to date and the outlook for commodity prices for the remainder of 2014.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its operating costs under the heading "Operating Netbacks", as to its risk management plans for 2014 and beyond under the heading "Risk Management", as to its production, exploration and development plans for 2014 and beyond under the heading "Operational Review", and all matters including 2014 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.5 billion. ARC expects 2014 oil and gas production to average 110,000 to 114,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:10e 05-NOV-14